NOL

RECEIVED

2007 AUG 31 A 9:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

27 August 2007

By Courier

07026406

SUPPL

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement on the tentative dates for release of NOL's 2007 Q3 and Full Year results and 2008 Q1, Q2 and Q3 results. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

PROCESSED
SEP 18 2007
THOMSON
FINANCIAL

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Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2007\Letter to SEC (Elliott Staffin) - 27Aug07.DOC

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Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800532D

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	27-Aug-2007 17:35:51
Announcement No.	00086

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	NOL's 2007 & 2008 Quarterly and Full Year Results Announcement Dates
Description	
Attachments:	NOL_2007_and_2008_Quarterly_and_Full_Year_Results_Announcement_Dates_27Aug07.pdf Total size = **21K** (2048K size limit recommended)

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NEPTUNE ORIENT LINES LTD
QUARTERLY AND FULL YEAR RESULTS ANNOUNCEMENT DATES
FOR SGXNET ANNOUNCEMENT

The Company wishes to announce the scheduled dates for the release of its quarterly and full year results as follows:

CALENDAR YEAR/QUARTER-END DATES	NOL YEAR/QUARTER-END DATES (BASED ON PERIOD OF REPORTING)	LATEST ANNOUNCEMENT DATES ON CALENDAR BASIS	NOL'S SCHEDULED ANNOUNCEMENT DATES
September 30, 2007	September 21, 2007	November 14, 2007	October 31, 2007 (tentative)
December 31, 2007	December 28, 2007	February 29, 2008	February 12, 2008 (tentative)
March 31, 2008	April 4, 2008	May 15, 2008	May 14, 2008 (tentative)
June 30, 2008	June 27, 2008	August 14, 2008	August 7, 2008 (tentative)
September 30, 2008	September 19, 2008	November 14, 2008	October 29, 2008 (tentative)

From the above table, NOL's accounting year/quarter-end dates are different from that based on the calendar year/quarter-end. This is due to NOL adopting a 6-week accounting period for Period 1, followed by a 4-week accounting period for Period 2 to 11 and thereafter, a 6-week period for Period 12. The reasons for the different cut-off dates are as follows:

(a) As a global cargo transportation and logistics company, NOL's accounting system is implemented worldwide and maintenance of the accounting system is carried out during weekends on a regular basis.

(b) The first and the last accounting period of the year are 6 weeks as compared to the calendar month of 4 weeks. This enables NOL's Finance Department to have more time to prepare its financial statements, which are subject to year-end external audit, and to meet statutory reporting requirements.

END